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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Source Energy Corporation

(Name of Issuer)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

83614W202

(CUSIP Number)

Source Energy Corporation
3040 Granite Meadow Lane
Sandy, Utah 84092
(801) 943-5490
Attn: Robert K. Bench, CFO

DLA Piper Rudnick Gray Cary
701 Fifth Avenue, Suite 7000
Seattle, WA 98104
(206) 839-4800
Attn: David F. Wickwire

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83614W202

1.	Name of Reporting Person: Marvin A. Mall		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,023,568

		8.	Shared Voting Power: 20,000

		9.	Sole Dispositive Power: 1,023,568

		10.	Shared Dispositive Power: 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,043,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer
This statement on Schedule 13D relates to shares of common stock, par value $0.00025 per share (the “Company Common Stock”), of Source Energy Corporation (the “Company”), whose principal executive offices are located at 3040 Granite Meadow Lane, Sandy, Utah 84092. The telephone number of the Company is (801) 943-5490.
Item 2. Identity and Background
(a)	This Schedule is being filed by Marvin A. Mall (the “Reporting Person”).

(b)	The mailing address of the Reporting Person is 8644 — 154th Avenue NE, Redmond, WA 98052.

(c)	The principal occupations/principal business of the Reporting Person is the Chief Operating Officer and director of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of the Reporting Person is the United States.
Item 3. Source and Amount of Funds or Other Consideration
On November 9, 2005, the Company completed a merger with Vista.com, Inc., a Washington corporation (“Vista”), pursuant to an Agreement and Plan of Merger, dated as of October 21, 2005 (the “Merger Agreement”), by and among the Company, Vista Acquisition Corp., a wholly-owned subsidiary of the Company (the “Merger Sub”) and Vista, providing for the merger of Merger Sub with and into Vista (the “Merger”).
Upon completion of the Merger, Vista became a wholly-owned subsidiary of the Company, and the Company issued an aggregate of approximately fifteen million nine hundred sixty-six thousand eight hundred thirty-eight (15,966,838) shares of Company Common Stock to the shareholders of Vista and assumed Vista’s outstanding warrants, stock options and convertible promissory notes. Upon the effectiveness of the Merger, each issued and outstanding share of Vista common stock and Series A Preferred stock, no par value per share (the “Vista Stock”) was exchanged for 1 share of the Company’s Common Stock.
In connection with the Merger, the Reporting Person acquired 1,043,568 shares of the Company Common Stock in exchange for 1,043,568 shares of Vista Stock beneficially owned by him as of the effective time of the Merger, of which 20,000 shares are held by the Reporting Person as custodian for his minor son, and 20,000 shares are held by his daughter.
References to, and descriptions of the Merger Agreement are incorporated herein in their entirety by this reference to the Merger Agreement, which is filed as an Exhibit to this Statement on Schedule 13D. The Merger agreement is attached hereto as Exhibit 1.
Upon consummation of the Merger, the former directors of Vista, with the exception of Mr. Michael Snow, became directors of the Company; and thereupon, all of the prior directors of the Company resigned.
Upon consummation of the Merger, the Company adopted Vista’s business model as its primary business operation.
Item 4. Purpose of Transaction
See Item 3 which is incorporated by reference herein.
The Reporting Person acquired the Company Common Stock in the Merger for purposes of investment.
Other than as described in this Item 4, the Reporting Person does not have any plan or proposal relating to, or that would

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result in, any event described in (a)-(j) of this Item 4.
Item 5. Interest in Securities of the Issuer

	No. of	% of Shares	Shares	Shares	Shares	Shares
	Shares	Beneficially	Subject to	Subject to	Subject to	Subject to
	Beneficially	Owned	Sole Voting	Shared	Sole	Shared
	Owned		Power	Voting	Dispositive	Dispositive
				Power	Power	Power

Marvin A. Mall (1)	1,043,568	6.4%	1,023,568	20,000	1,023,568	20,000

(1)	Listed shares held of record by Marvin A. Mall. Mr. Mall has sole voting and dispositive power with respect to the listed shares except as otherwise noted.
Other than as described in Item 4 above, the Reporting Person has not engaged in any other transactions with respect to the shares covered by this Schedule in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except to the extent described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit				Incorporated by Reference
No.	Description	Registrant	Form	Exhibit No.	File No.	Filing Date
1	Agreement and Plan of Merger, dated	Source Energy	8-K	2.1	0-29129	October 24, 2005
	as of October 21, 2005, by and among	Corporation
Source Energy Corporation, a Utah
Corporation, Vista Acquisition Corp.,
a Washington corporation and
wholly-owned subsidiary of Source
Energy Corporation, and Vista.com,
Inc., a Washington corporation
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 21, 2005

/s/ Marvin A. Mall
Marvin A. Mall

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